

INTELLIGENT CROSS, LLC

STAMFORD, CONNECTICUT

STATEMENT OF FINANCIAL CONDITION, FORM X-17A-5, PART III, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69970

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2023__ AND ENDING __03/31/2024__
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Intelligent Cross, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__Soundview Plaza 1266 E Main St., Suite 700R__
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anna Cross	615-448-7851	anya.cross@intelligentcross.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Assurance Dimensions__
(Name – if individual, state last, first, and middle name)

4920 West Cypress Street, Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Palazzo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intelligent Cross, LLC, as of 3/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO JOHN M Palazzo

[signature]
Notary Public

GINA VOLPACCHIO
Notary Public
Connecticut
My Commission Expires Feb 28, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Intelligent Cross, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Intelligent Cross, LLC** (the "Company") as of March 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions
We have served as **Intelligent Cross, LLC** auditor since 2024.
Margate, Florida
May 30, 2024

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

INTELLIGENT CROSS, LLC

STAMFORD, CONNECTICUT

STATEMENT OF FINANCIAL CONDITION, FORM X-17A-5, PART III, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2024

CONTENTS

INTELLIGENT CROSS, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2024

<u>ASSETS</u>

Cash	$	5,619,743
Accounts receivable		5,483,977
Prepaid expenses and other assets		223,865
Deposits with clearing broker		250,000
Alternative Display Facility escrow deposit		250,000
TOTAL ASSETS	$	11,827,585

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES

Accounts payable	$	1,107,896
Accrued expenses		79,370
Accrued payroll taxes		65,829
Unearned revenue		4,267
TOTAL LIABILITIES	$	1,257,362
MEMBER'S EQUITY		
Member Equity		10,570,223
TOTAL MEMBER'S EQUITY	$	10,570,223
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	11,827,585

See accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Intelligent Cross LLC (the "Company") is organized in the state of Delaware and is a non-introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company operates an alternative trading system platform ("ATS") for trading the National Market System ("NMS"). The Company provides access to the ATS only to other Broker Dealers who subscribe to the platform. Subscribing Broker Dealers will be able to trade on the platform and provide sponsored access to their respective buy-side clients.

The Company is a single member limited liability company and is a wholly owned subsidiary of Imperative Execution, Inc. (the "Member"/"Parent"). The Company commenced operations on January 17, 2018.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in a commercial checking account in a high credit quality financial institution. Balances have exceeded federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. As of March 31, 2024, the Company has $ 5,119,742 in excess of federally insured limits.

Accounts Receivables and Allowance for Credit Losses

Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. The Company identified accounts receivable, prepaid expenses and other assets which are carried at amortized cost as in scope for consideration under ASC Topic 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days past due and the expectation of collection in accordance with industry standards. The Company recorded receivable from brokers and dealers of $5,483,977 on March 31, 2024. The Company did have a past 90 day receivable outstanding of $ 23,051 on March 31, 2024; however, the Company is actively engaged with the two subscribing broker dealers to pay the pass due amounts, therefore, no allowance for credit losses was recognized at March 31, 2024, since the Company expects to receive these amounts in full by the end of the next quarter.

Deposits with Clearing Broker

On September 4, 2020, the Company executed a clearing agreement with Instinet, LLC ("Instinet"). The Company has agreed to maintain a deposit account with Instinet in the amount of $250,000 in accordance with the clearing agreement, which is held in cash in a Special Reserve account exclusively for the benefit of the Company (in accordance with the requirements of SEA Rule 15c3-3).

ADF Escrow Deposits with FINRA

On June 27, 2022, the Company executed an ADF deposit agreement with Financial Industry Regulatory Authority, Inc. ("FINRA") and The Bank of New York Mellon, as escrow agent. The Company has agreed to maintain an escrow deposit with an escrow agent in the amount of $250,000 in accordance with the ADF deposit agreement.

Revenue Recognition

The Company recognizes revenue in accordance with "ASC-606", Revenue from Contracts with Customers. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The guidance requires an entity to follow a five step, model to (a) identify the contract(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Income and expense are presented gross on the face of the income statement when the Company is considered to be principal in the contractual relationship with its customer and any suppliers used to fulfill such contracts. This occurs where the Company has control over such services and its relationship with suppliers prior to provision of the service to the client.

The Company only considers itself to be an agent in relation to services provided by third parties (e.g., third-party execution costs and fees payable to third-party providers, where the subscriber controls both the choice of supplier and the scope of the services to be provided). Furthermore, in order to be considered an agent the Company must not take responsibility for the quality of the service, transform or integrate the services into a Company product. In such circumstances the Company is essentially acting as a payment agent for its client. When the Company is acting as an agent, any costs incurred are directly offset against the associated income. Pass-through fees offsetted against income for the year ended March 31, 2024 amounted to $4,037,298.

Commission Income
The Company is a non-carrying broker dealer that receives commission income generated from Subscribing Broker Dealers trading using an ATS platform supplied by the Parent. The Company works with the subscribing Broker Dealers to establish the commission rate and ultimately sets the price and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. Fees are transaction based and are recognized at the point in time that the transaction is executed by the Company and vary by trade volume. Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The trade date is the date the trade transaction is executed and processed by the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or investor is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission Income for the year has been reported at $ 24,251,372 for the fiscal year ending March 31 2024.

Additionally, ATS passes through certain regulatory fees including Section 31 and FINRA Trading Activity Fee "TAF" fees to subscribers who are not FINRA members and they are recorded at net. Since the Company acts as an agent in the capacity of the ASC606-10-55-39, these costs are directly offset against income amounts, because these services are provided by third parties and the Company does not control pricing. Both pass through fees has been reported at $ 4,036,719 for the fiscal year ending March 31 2024.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Rebate revenue

The Company also receives rebate revenue from exchanges. These are estimated and accrued for on monthly basis based on the trading volume in any particular month. They are received two month after the close of the previous quarter. Rebate revenue for the year has been reported at $ 4,388,068 for the fiscal year ending March 31 2024.

The Company's revenues are disaggregated as reported in the Statement of Operations.

Operating Expenses

Operating expenses such as professional services fees, regulatory fees and broker-dealer fidelity bond insurance premiums are related to operating activities of the Company. These are expensed in the period to which they relate.

Taxes

The Company is a single member limited liability company that is deemed to be a disregarded entity for federal income tax purposes. The taxable income or loss of the Company is allocated and taxed to its member. The Company accounts for uncertainties in income taxes under the provisions of Financial Accounting Standards Board "FASB" ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." In accordance with the rule, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. At March 31, 2024, management has determined that the Company had no material unrecognized tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's 2022 through 2023 tax years are open for examination by the federal and state taxing authorities at the consolidated level. As of March 31, 2024, there were no examinations in process.

Relevant Accounting Pronouncements

The FASB has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For the year ending March 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Subsequent Events

The Company has evaluated events and transactions that occurred between March 31, 2024 and May 30, 2024, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no subsequent events that occurred during the period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2024.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement ("ESA") in place with its Parent. Under the terms of the ESA, the Parent provides the Company with human capital, technology, occupancy, communication and data product services, and general operational and infrastructure costs. Costs that are included are allocated to the broker dealer in a fair and reasonable manner. All these expenses are allocated to the Company monthly based on agreed upon percentages, and the Company's total reimbursements amounted to $7,104,053 for the year ended March 31, 2024.

Moreover, the Company has made $11,750,188 in member distributions for the year ended March 31, 2024. Due to member in the amount of $2,657,838 was paid off during the second quarter of 2023.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

During the year ended March 31, 2024, approximately 21.19% of the Company's commissions revenue were from three customers. Moreover, the accounts receivable balance was comprised of approximately 19.54% from one customer as reported on the Statement of Financial Condition as of March 31, 2024.

INTELLIGENT CROSS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2024

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At March 31, 2024, the Company had regulatory net capital of $4,612,381 which was $4,528,557 in excess of its required minimum of $83,824. The Company's ratio of aggregate indebtedness to net capital ratio was approximately 27.26 to 1.

NOTE 7 – ACCRUED PAYROLL TAXES

On March 31, 2023 the Company had an accrued payroll tax liability for potential payroll tax liability at the Parent level and allocated to the Company. On December 31, 2023 the Company has reduced this estimated accrual to $65,829. The timing and outcome of the accrued liability balance is still uncertain. It is reflected under the Accrued payroll taxes section on the Statement of Financial Condition and the change in accounting estimate was recorded as a reduction of Salaries, bonuses and benefits in the Statement of Operations for $579,499 for the year ended March 31, 2024.